SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

SUPPL

April 7, 2003


SEC MAIL PROCESSING
RECEIVED
APR 0 8 2003
WASH. D.C. 181 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549


03050191

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Encl.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dlw 5/20

United States Sec Filing
April 7, 2003

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Sultan Minerals Announces Brokered Private Placement Financing & Options Athabasca Claim Group –March 4, 2003
2. Sultan Minerals Retains Windward Communications to Manage Its Investor Relations Programme in North America – March 18, 2003

B. Correspondence with BC Securities Commission

1. Form 45-102F2 – March 20, 2003

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 4, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS – ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING & OPTIONS ATHABASCA CLAIM GROUP

Sultan Minerals Inc. (SUL-TSX Venture) is pleased to announce that subject to regulatory approval, it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 2,500,000 units at a price of $0.20 per unit, for gross proceeds of up to $500,000. Each Unit is comprised of one common share in the capital of Sultan and a one-half non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 18 months from closing, at an exercise price of $0.25.

Upon closing Canaccord will receive a 9% cash commission (of which the agent may elect to be paid up to one half in Units), a cash administration fee and a corporate finance fee paid in common shares of Sultan. Canaccord will also receive 15% in non-transferable Agent's Warrants exercisable for a period of 18 months from closing, at an exercise price of $0.25.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the Agent's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for general corporate purposes and working capital.

Athabasca Claim Group Property Option

In addition, Sultan is pleased to announce that it has entered into an option agreement (the "Agreement") with an individual from Nelson, British Columbia (the "Optionor") to acquire the Athabasca Claim Group property consisting of ten reverted crown grants and three located claims, located near Nelson, British Columbia (the "Property").

Subject to regulatory approval, the Agreement allows Sultan to obtain a 100% interest in and to the Property by making payments of $50,000 and issuing 200,000 common shares to the Optionor over a three-year period

Upon fulfilling the above obligations, Sultan will hold a 100% interest in and to the Property subject only to a 3.0% Net Smelter Return royalty from the production of gold

and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). Sultan has the right to purchase 2/3 of the NSR by the payment of $1,000,000 to the Optionor upon the commencement of commercial production.

The Property is a small, historic, high-grade gold producer situated immediately north of Sultan's Kena gold property. Geophysical studies completed by Sultan in December suggest that the Gold Mountain Zone mineralization on the Kena property may extend on to the Athabasca claims. Sultan will explore the property in conjunction with exploration of its Kena property

There will be no common shares issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement will have a four-month hold period from the date of distribution from treasury.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

www.sultanminerals.com / www.langmining.com

March 18, 2003

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RETAINS WINDWARD COMMUNICATIONS TO MANAGE ITS INVESTOR RELATIONS PROGRAMME IN NORTH AMERICA

Sultan Minerals Inc. (SUL-TSX Venture Exchange) wishes to announce that, subject to regulatory approval, it has retained the services of Windward Communications Inc. to assist with the development and implementation of a well-rounded investor and broker relations program for the Company.

Windward Communications is owned by Mr. Kelly A. Boatright, an experienced investor relations and public relations professional, who has been recognized for his innovations and professionalism within the sector. Windward will seek to expand awareness of Sultan's story through the maintenance of broad-based newsletter coverage, improved dissemination of press announcements, broker meetings and seminars, financial shows, strategic banner ads and related programs which are determined to be of positive value.

Windward maintains offices in Vancouver, B.C. and Charlotte, North Carolina. They also work closely with agents and consultants in Spokane, Toronto, New York and London, England. The firm has been in business for 20 years and is wholly focused upon the natural resource sectors.

Windward will receive a fee of $2,500 (U.S.) per month, which is all-inclusive. The term of the contract is non-specific. However, Sultan may terminate the agreement at any time by providing Windward with a two-week written notice and payment of any outstanding fees. Sultan will pay Windward's fees from its current working capital. Windward and Mr. Boatright are at arm's-length to the Company.

A.G. Troup, P. Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (60-4) 687-4622; Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 12, 2003 of 50,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 20th day of March 2003.

SULTAN MINERALS INC.

By: "Shannon Ross"
Shannon Ross, Secretary